

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 17, 2007

Mr. Eric Bello
Chief Financial Officer
Quipp, Inc.
4800 NW 157th Street
Miami, FL 33014

> **Re: Quipp, Inc.**
> **Form 10-K for the Year Ended December 31, 2006**
> **File No. 000-14870**

Dear Mr. Bello:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant